Exhibit 99.1

Tritium Appoints Adam Walker, an Accomplished Executive with Nearly 20 Years of Finance Leadership, Including at Publicly Traded Companies, to the Company’s Board of Directors and to the Position of Chairman of the Audit Committee

Brisbane, AUSTRALIA, July 8, 2022 (GLOBE NEWSWIRE) – Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced the appointment of Adam Walker, an accomplished executive with nearly 20 years of finance leadership, including at publicly traded companies, to the Company’s Board of Directors and to the position of Chairman of the Company’s Audit Committee.

Mr. Walker has extensive experience as a corporate leader, most recently with IHS Towers, one of the world’s largest telecommunications infrastructure providers, as Executive Vice President and CFO. During his tenure at IHS Towers, Mr. Walker led the company to a public listing on the New York Stock Exchange in October 2021.

“We’re so pleased to be welcoming Adam to the Board,” said Robert Tichio, Chairman of Tritium’s Board of Directors. “His vast experience across global and publicly traded companies will be a valuable asset to the Company, the Board, and the Audit Committee.”

Prior to his time at IHS Towers, from 2013 to 2017, Mr. Walker served as Group Finance Director and a member of the board of directors for GKN Plc, a public engineering group and manufacturer of components for the aerospace and automotive industries. Mr. Walker also served as a non-executive director, Chair of the Audit Committee of the board of directors, and as a member of the

Remuneration and Nomination committees of the board of directors for Kier Group Plc, a UK construction and services company, between 2016 and 2019. From 2008 to 2013 he was the Group Finance Director for Informa Plc, a global publishing, business intelligence, and exhibitions company. From 2003 to 2008 he served as the Group Finance Director for National Express Group Plc, a global public transport company.

“We’ve committed to assembling a Board of the highest quality, and we’ve found another fantastic addition in Adam,” said Tritium CEO Jane Hunter. “With Mr. Walker joining the Board, we’ve gained a seasoned leader with the experience and knowledge to help us maximize Tritium’s potential in the rapidly growing e-mobility space.”

Mr. Walker received a B.A. degree from Newcastle University, qualified as a Chartered Accountant in 1988, and began his career at Deloitte, spending ten years in the professional world of audit, corporate finance, and banking before moving into the corporate world. He is based in London, UK.

“Throughout my career, I’ve been fortunate to play a significant role in the development of many high-growth companies, and the immense opportunity ahead of Tritium is thrilling,” said Adam Walker. “Transportation is rapidly evolving and Tritium is positioned to lead the world’s transition to electric transportation. I look forward to working with the Board and management to help the Company continue to capitalize on the opportunity ahead.”

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC; DCFCW) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the U.S.

Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com